Exhibit 99.3

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Algonquin Power & Utilities Corp.

Corporate name / Dénomination sociale

236237-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above- named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2016-06-10

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale Algonquin Power & Utilities Corp.
2	Corporation number
Numéro de la société 236237-6
3	The articls are amended as follows

Les statuts sont modifiés de la façon suivante

The corporation changes the minimum and/or maximum number of directors to:
Les nombres minimal et/ou maximal d'administrateurs sont modifiés pour:
Min. 3                 Max. 20

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration: J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
David Bronicheski
David Bronicheski
905-465-4512

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procedure sommaire, est passible d/une amende maximale de 5000 $ et d/'un emprisonment maximal de mois, ou l'une de ces peines (paragraph 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est á noter que la LCSA at la Loi sur les renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049

IC 3069 (2008/04)

Canada Business Corporations Act (CBCA)
FORM 4
ARTICLES OF AMENDMENT
(Sections 27 or 177)

1 - Corporate name
Algonquin Power & Utilities Corp.

2 - Corporation number

3 - The articles are amended as follows: (Please note that more than one section can be filled out)
A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to:
 To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment.

Ontario

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options).
Minimum number	3	Maximum number	20

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

4 - Declaration
I hereby certify that I am a director or an authorized officer of the corporation.
Signature:

Print name:	David Bronicheski	Telephone number:	905-465-4512

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).